Exhibit 14

James Foster
Suite 1201, 1166 Alberni Street
Vancouver, BC, V6E 3Z3
(Tel) +1 604 687 4777
(Fax) +1 604 687 4770

CONSENT of QUALIFIED PERSON

I, James Foster, do hereby consent to the public filing of the technical report entitled “Technical Report 2012 on the Lookout Hill Property” and dated March 29, 2012 (the “Technical Report”).  I further consent to the publication of the Technical Report by Entrée Gold Inc. (“Entrée”) on its company website or otherwise.

I have read Entrée’s Annual Information Form dated March 29, 2012 (the “AIF”), which the Technical Report supports.  I consent to the use of extracts from, or a summary of, the Technical Report in the AIF, and I confirm that the AIF fairly and accurately represents the information in the Technical Report.

I consent to the filing of this consent with the United States Securities and Exchange Commission and to the use of my name and the Technical Report, including extracts from or summaries thereof, in and as part of Entrée’s Annual Report on Form 40-F dated March 29, 2012 (the “Form 40-F”), and any amendment thereto, including post-effective amendments and as part of a post-effective amendment to Entrée’s Form F-10/A Registration Statement (No. 333-170290), to incorporate the Form 40-F.

Dated, this 29th day of March, 2012.

/s/James Foster
Signature of Qualified Person

James Foster
Print name of Qualified Person